November 11, 2004

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" SUMMARY OF KOBE STEEL'S CONSOLIDATED FINANCIAL RESULTS FOR FIRST-HALF FISCAL 2004 (April 1, 2004 — September 30, 2004"

Thank you for your assistance in handling it as required.

Sincerely yours,

Tomoaki Yamori
Finance Department
Kobe Steel, Ltd.

dlw 12/15

Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406
November 11, 2004

Summary of Kobe Steel's Consolidated Financial Results For First-Half Fiscal 2004 (April 1, 2004 – September 30, 2004)

TOKYO, November 11, 2004 – Kobe Steel, Ltd. announced today its financial results for the first half of fiscal 2004, ended September 30, 2004.

Consolidated financial summary (in millions of yen)

	FY2004 First Half	FY2003 First Half	% Change
Net sales	684,743	587,046	16.6%
Operating income	67,397	42,027	60.4%
Ordinary income *	45,117	17,520	157.5%
Net income	15,690	8,997	74.4%
Earnings per share	5.28 yen	3.03 yen	

* Also known as pretax recurring profit

Segment sales (in millions of yen)

	FY2004 First Half	FY2003 First Half
Iron & Steel	294,027	254,108
Wholesale Electricity Supply	27,462	14,507
Aluminum & Copper	145,944	122,831
Machinery	91,920	83,495
Construction Machinery	106,585	93,260
Real Estate	16,920	20,606
Electronic Materials & Other Businesses	25,289	20,728
Eliminations	(23,406)	(22,490)
Consolidated net sales	684,743	587,046

Overseas sales (in millions of yen)

	FY2004 First Half	FY2003 First Half
Overseas sales	183,377	130,151
Consolidated net sales	684,743	587,046
% overseas sales	26.8%	22.2%

Production (in thousands of metric tons)

	FY2004 First Half	FY2003 First Half	% change
Crude steel	3,848	3,646	5.5%
Rolled aluminum products	193	216	(10.5%)
Rolled copper products	33	56	(42.2%)

Operating Results & Financial Position

(1) Operating Results

Japan's economy in the first half of fiscal 2004 was robust, supported by strong exports on the back of the expanding Asian and U.S. economies. Private-sector capital investment rose, and personal spending steadily increased. Raw material and supply costs continued to escalate due to sharp growth in the Chinese economy.

Under these conditions, the Kobe Steel Group continued to focus its management resources on creating and increasing its "Number One, Only One" distinctive products. The Company has been

carrying out its Fiscal 2003-2005 Consolidated Medium-Term Business Plan, as well as working to meet demand and raise sales prices.

Owing to strong demand for steel, aluminum and copper products, Kobe Steel was able to achieve high levels of shipments and increased sales prices. In the wholesale electricity supply business, the No. 1 and No. 2 power plants of the Shinko Kobe Power Station together have a generation capacity of 1.4 million kilowatts of electricity. Construction machinery and target material for LCD panels also performed well. As a result, consolidated net sales rose to 684.7 billion yen, up 97.6 billion yen in comparison to the same period last year. Pretax ordinary income (also known as pretax recurring profit) increased 27.5 billion yen to 45.1 billion yen. Owing to improved financial performance, Kobe Steel was able to apply fixed-asset impairment accounting. As losses applicable to impairment accounting were taken as extraordinary losses, net income was 15.6 billion yen.

Interim dividends
Kobe Steel has decided to forego interim dividends for the half-year period and asks its shareholders for their understanding.

Results by Business Segment

Iron & Steel
Overall steel demand was robust in the first half of fiscal 2004. In Japan, sales to manufacturing industries were strong and the construction sector saw a recovery on the back of strong overseas demand and increased private-sector capital investments. With high exports mainly to Asia, Japan's total crude steel production increased over the same period last year. Owing to the tight supply, the steel market has steadily improved.

For Kobe Steel, higher steel shipments and price increases led to segment sales of 294 billion yen, up 15.7% from the same period last year. Operating income rose 12.3 billion yen to 34.9 billion yen.

Wholesale Electricity Supply
In April 2002, the Shinko Kobe Power Station started commercial operation of its No. 1 Power Plant. This was followed two years later in April 2004 of the No. 2 Power Plant, providing a total generation capacity of 1.4 million kilowatts. As a result, segment sales rose 89.3% to 27.4 billion yen and operating income doubled to 9.6 billion yen.

Aluminum & Copper
Shipments of rolled aluminum products increased over the same period last year. Domestic sales volume increased owing to higher shipments of aluminum can stock, a major product, owing to the scorching summer and the further use of aluminum bottle cans, but exports fell, which led to a decrease in overall can stock shipments. However, demand for aluminum for use in cars and semiconductor and liquid crystal fabrication equipment, as well as automotive extrusions went up.

Shipments of rolled copper products also rose due to strong demand for copper strip for automotive terminals and recovery in semiconductor demand. Combining the copper tube business into a joint venture with Mitsubishi Materials Corporation and the strong demand for air conditioner copper tube brought about by the hot summer contributed to higher copper shipments. As a result, segment sales increased 18.8% to 145.9 billion yen and operating income went up 1.2 billion yen to 8.4 billion yen.

Machinery
Domestic orders increased 4.3% to 66.1 billion yen due to a rise in standard compressors used in private-sector capital investments. Overseas orders jumped 98.2% to 31.4 billion yen. Orders were strong for rubber and tire machinery, as well as rotating machinery used in the energy, petroleum and gas fields. Orders for energy-related products such as LNG equipment and reactors were also robust. Overall orders rose 23.1% to 97.6 billion yen and the backlog of orders was 178.5 billion yen.

Bolstered by growing demand for standard compressors and strong orders for rubber and tire machinery, segment sales increased 10.1% year on year to 91.9 billion yen. Operating income improved 2.6 billion yen to 0.2 billion yen.

Construction Machinery
The Japanese market for construction machinery was strong as exports of used machines reduced inventories in Japan and tougher emission regulations led to replacement sales. Overseas demand was also robust. Financial controls to rein in China's galloping economy had slowed demand considerably for construction machinery, but North America, Europe and Southeast Asia have been on a recovery path. Demand has also been strong in the Middle East and Russia. As a result, segment sales rose 14.3% to 106.5 billion yen and operating income increased 0.9 billion yen to 4.4 billion yen.

Real Estate
In the real estate market, sales of new condominiums in the Tokyo area were lower than the same period last year. In the Osaka area, however, sales rose slightly.

For Kobe Steel, large condominium projects, such as O's Town in Akashi, Hyogo and Maya Seaside Place in Kobe, have largely been completed. As a result, segment sales decreased 17.9% to 16.9 billion yen and operating income fell 0.9 billion yen to 1.6 billion yen.

Electronic Materials & Other Businesses
Owing to the strong performance of a subsidiary involved in materials testing and the manufacture of target material for LCDs, segment sales rose 22% to 25.2 billion yen and operating income increased 3.7 billion yen to 6.4 billion yen.

Outlook for Fiscal 2004 (ending March 2005)

Uncertain factors in the international economy in the second half of fiscal 2004 are the slowdown in the Chinese and U.S. economies and higher oil and raw material costs. In Japan, however, the economy is forecast to continue improving. Kobe Steel's outlook for its business segments in the second half of the year is as follows:

Iron & Steel
Domestic demand for steel products is forecast to be higher than the first half of fiscal 2004. Following the first half, demand is expected to be firm, with seasonal factors expected to bolster demand in the civil engineering and automotive sectors. Overseas, investment controls in China and trends in the U.S. economy are of concern, but economic conditions in those countries are unlikely to deteriorate sharply. Demand for Japanese products is therefore expected to remain firm, leading to demand being nearly the same level as in the first half.

With demand expected to be steady, Kobe Steel intends to continue increasing sales prices to appropriate levels. As a result, second-half segment sales are forecast to be higher than the first half.

Wholesale Electricity Supply
In the second half, Kobe Steel anticipates supplying a higher amount of electricity. Higher prices, passed on through higher coal costs, are expected to raise second-half sales, over the first half.

Aluminum & Copper
Shipments of rolled aluminum products are expected to decrease slightly, versus the first half of the fiscal year. Although demand for sheet and extrusions for automotive use is both expected to be higher than the first half, can stock demand is anticipated to drop off. For rolled copper products, demand is forecast to go down. Copper strip for automotive terminals is expected to remain strong, but copper tube for air conditioners is expected to go down because of the slack season. As a result, segment sales are expected to be lower due to seasonal factors, versus the first half of the fiscal year.

Machinery
Demand for compressors and other machinery is anticipated to continue being strong. In the engineering business, sales from domestic environmental projects are estimated to be concentrated in the second half of the fiscal year. As a result, sales in the second half are expected to increase considerably from the first half.

Construction Machinery
Although domestic demand is anticipated to be strong, investment controls in China are expected to considerably reduce the number of construction machines to be sold. Thus, second-half sales are forecast to be lower than in the first half.

Real Estate
Large condominiums projects such as O's Garden Phase 1 in Akashi, Hyogo, were sold in the first half of the fiscal year. As a result, second-half sales are expected to dip slightly from the first half.

Electronic Materials & Other Businesses
The subsidiary that manufactures target material is expected to continue performing well, thus raising second-half sales over the first half.

Overall Forecast
Owing to higher steel prices and considerable increase of sales in machinery-related businesses, consolidated net sales for fiscal 2004, ending March 2005 are anticipated to increase to 1,440 billion yen, with pretax ordinary income rising to 105 billion yen. Net income is forecast to be 50 billion yen.

(2) Financial Position

Capital investments have been centered on projects to increase the Company's competitiveness in distinctive products, as well as facilitate high-level, stable operations. Kobe Steel intends to continue its efforts to reduce its assets. As a result, total assets in the first-half of fiscal 2004 have gone down 31.2 billion yen to 1,885.1 billion yen, in comparison to fiscal 2003.

With a net income of 15.6 billion yen, stockholders' equity increased 10.4 billion yen to 340.5 billion yen. As a result, the net worth ratio in the first half was 18.1%, up 0.9% from fiscal 2003.

Net cash provided by operating activities increased 66.7 billion yen to 100.4 billion yen. Income before income taxes reached 34.9 billion yen and depreciation was 40.5 billion yen, and trade receivables from customers decreased 22.4 billion yen.

Net cash used in investing activities amounted to 19.1 billion yen, after purchases of tangible fixed assets of 23.3 billion yen.

Free cash flow derived from the difference between net cash provided by operating activities and net cash used in investing activities was 81.2 billion yen. Net cash used in financing activities amounted to 85.1 billion yen, due to repayment of debts and bonds.

As a result debt decreased 67.4 billion yen to 864.4 billion yen. Cash and cash equivalents decreased 2.9 billion yen to 65.5 billion yen, in comparison to FY2003.

Consolidated cash flow Indicators

	FY2000	FY2001	FY2002	FY2003	FY2004 half year
Net worth ratio	12.4%	13.7%	15.4%	17.2%	18.1%
Stockholders' equity ratio at market price	9.0%	6.9%	10.9%	24.7%	25.3%
Debt redemption years	8.7	19.5	8.4	9.0	--
Interest coverage ratio (times)	3.8	1.8	3.8	4.1	7.8

* Net worth ratio: Stockholders' equity/total assets
* Stockholders' equity ratio at market price: Market capitalization/total assets
(Market capitalization is calculated by multiplying the share price at term-end by the number of outstanding shares at term-end.)
* Debt redemption years: Interest-bearing liabilities/operating cash flows
* Interest coverage ratio: Operating cash flows/interest expense
* Debt redemption years are not indicated in the half-year period.

Media Contact:

Gary Tsuchida
Publicity Group
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email www-admin@kobelco.co.jp
Website www.kobelco.co.jp

Kobe Steel's FY2004 First-Half Consolidated Financial Results

(April 1, 2004 – September 30, 2004)
(Translation from the original Japanese document)

November 11, 2004

Company name:	Kobe Steel, Ltd.
Stock exchanges where shares are listed:	Tokyo, Osaka and Nagoya in Japan
Code number:	5406
Registered head office:	Hyogo Prefecture
Website:	www.kobelco.co.jp
President & CEO:	Yasuo Inubushi
Board of Directors' meeting for FY2004 first-half results:	November 11, 2004
Financial information prepared in accordance with generally accepted accounting principles in the United States:	No (Information follows Japanese GAAP.)

1. FY2004 first-half consolidated financial results (April 1, 2004 – September 30, 2004)
(in millions of yen)

(1) Consolidated financial results

	FY2004 First Half	FY2003 First Half	% change	FY2003 Full year
Net sales	684,743	587,046	16.6%	1,219,179
Operating income	67,397	42,027	60.4%	100,699
Ordinary income	45,117	17,520	157.5%	50,789
Net income	15,690	8,997	74.4%	22,066
Earnings per share	5.28 yen	3.03 yen		7.43 yen
Fully diluted earnings per share	5.03	----		7.37 yen

Notes:
Equity value of net gain of affiliates in first-half FY2004: 4,181 million yen First-half FY 2003: 3,479 million yen
Full-year FY2003: 6,021 million yen
Average number of shares in first-half FY2004: 2,967,569,312 First-half FY2003: 2,963,174,597
Full-year FY2003: 2,965,150,106
Changes have been made in accounting policies.
Percentages for net sales, operating income, ordinary income and net income show changes from the same half-year period in the previous fiscal year.

(2) Consolidated financial position

	FY2004 First Half	FY2003 First Half	FY2003 Full Year
Total assets	1,885,120	1,878,355	1,916,338
Total stockholders' equity	340,533	313,516	330,126
Net worth ratio	18.1%	16.7%	17.2%
Stockholders' equity per share	114.75 yen	105.69 yen	111.23 yen

Note: Number of shares issued at end of first-half FY2004: 2,967,432,455
First-half FY 2003: 2,966,161,766 Full-year FY2003: 2,967,619,630

(3) Consolidated cash flows

	FY2004 First Half	FY2003 First Half	FY2003 Full Year
Net cash provided by operating activities	100,475	33,737	104,041
Net cash used in investing activities	(19,199)	(9,819)	(86,381)
Net cash provided by financing activities	(85,191)	(19,051)	(35,753)
Cash & cash equivalents at end of term	65,555	88,365	68,503

(4) Scope of consolidation

Number of consolidated subsidiaries:	159
Number of unconsolidated, equity-valued subsidiaries:	0
Number of equity-valued affiliates:	53

(5) Changes in scope of consolidation

Newly consolidated subsidiaries:	6
Consolidated subsidiaries excluded:	2
New equity-valued affiliates:	2
Equity-valued affiliates excluded:	1

2. Consolidated forecast for fiscal 2004 (ending March 31, 2005)

(in millions of yen)	
Estimated net sales	1,440,000
Estimated ordinary income	105,000
Estimated net income	50,000
Estimated earnings per share	16.84 yen

The above forecast is based on currently available information.
Actual results may differ considerably due to changeable conditions in the future.
For preconditions on the forecast and other related factors, please refer to pages 3 and 4.

Management Policies

1. Fundamental Management Strategy

On the threshold of its 100th anniversary in 2005, Kobe Steel aims to contribute to society through its materials business (steel, welding, aluminum and copper); the independent power producer (IPP) business; and the machinery business (industrial machinery, construction machinery, environmental solutions, and engineering). Recognized as a quality manufacturer, Kobe Steel endeavors to supply products, services and technologies of high renown throughout the world.

To achieve this vision encompassing the corporate group, Kobe Steel is improving its head office functions, reforming human resources through performance-based evaluation, and strengthening the finance system to more efficiently implement group management. Bolstering its corporate governance, Kobe Steel is revising its management structure, implementing compliance systems, and promoting environmental management in harmony with society.

2. Policy for Profit Distribution

Foremost in mind is to return profits to shareholders. Kobe Steel takes its retained earnings and financial performance into consideration when deciding dividends.

3. Medium-Term Management Strategy

In June 2003, Kobe Steel unveiled the Consolidated Medium-Term Business Plan covering fiscal years 2003-2005. The outline and major measures of the Plan are as follows:

3.1. Create and expand sales of distinctive products

Continue and create "Only One, Number One" distinctive and value-added products, services and technologies of excellence in quality and cost performance. Increase sales of distinctive, value-added products 10% in the three main segments of Iron & Steel, Aluminum & Copper, and Machinery to comprise over 40% of total sales by fiscal 2005, in comparison to fiscal 2002.

3.2. Further advance alliances

Deepen current alliances and increase benefits from the alliances. Also, promote alliances that contribute to higher profitability in the company's core businesses.

3.3. Respond to global markets

Make effective use of current alliances to meet customers' global procurement requirements. Build new supply systems, including independently developed systems based on market characteristics.

3.4. Reduce costs and undertake investments to improve competitiveness

Achieve cost reductions of 40 billion yen (non-consolidated) during the three-year period. Allocate 100 billion yen (on a non-consolidated basis) in the three-year period to improve the competitiveness of distinctive, value-added products and to continue the stable operation of facilities. Invest in research and development to commercialize distinctive, value-added products.

3.5. Measures to strengthen corporate governance

Review the management structure, strengthen corporate governance, establish compliance systems, and promote environmental management in harmony with society.

Consolidated Financial Targets

(in billions of yen)	FY2002	FY2005	
Sales	1,204.7	1,250.0	
Operating income	81.0	125.0	
Ordinary income*	35.4	80.0	
Net income	1.7	36.0	
Total assets	1,902.6	1,800.0	
Debt (interest-bearing liabilities)	895.8	640.0	
Debt, including IPP project finance	966.3	780.0	
Cash flow		250.0	(3-year cumulative total)
Ratio of ordinary income to sales	2.9%	6.4%	

Return on assets	3.4%	6.0%
Debt-to-equity ratio	3.1	1.7
D/E ratio including IPP project finance	3.3	2.1

(* also called pretax recurring profit)

Kobe Steel anticipates achieving ordinary income of 80 billion yen and ROA of 6% in fiscal 2004, one year earlier than originally expected. In addition, the business segments are carrying out the major measures of the Business Plan as well as working toward an early realization of all of the management goals including a reduction of debt to 640 billion yen.

4. Corporate Governance and Status of Measures

Kobe Steel introduced an internal company system to improve the profits of each business unit and to reform its business structure through the selection and consolidation of its management resources.

The company recognizes that management decision-making and the execution of everyday operations have a close relationship. As such, the board of directors, which comprises 10 members, shall consist of the top management, executives in charge of major head office functions, other executives in essential businesses, and the internal company presidents.

As for administering the operations, the board directors should have legal responsibility to the Company's shareholders and customers in carrying out the Company's business affairs. Consequently, directors oversee the administration of the business segments, while corporate officers are responsible for executing the business affairs of the segments. The corporate officers of Kobe Steel are not under a legal organization, but are appointed by the board of directors and are responsible for carrying out the tasks requested of them.

Kobe Steel has five auditors, three of whom are from the outside, to strengthen its auditing capabilities and to increase the effectiveness of corporate administration. There are no business relationships or other interests between the outside auditors and the Company.

In June 2004, the Audit Dept. was created to provide an independent audit organization that overlooks the entire company. In addition to reorganizing the compliance system, which started last year, Kobe Steel has been strengthening check functions on the overall business affairs and internal controls.

With regard to risk management, Kobe Steel recognizes that it cannot exist without compliance to legal and social regulations and recognizes that the reorganization of the compliance system is an issue of primary concern to management.

In June 2000, a Corporate Code of Ethics was formulated to provide guidelines for business conduct. In March 2003, it was proposed that the compliance system be rebuilt. The current Code of Ethics is not merely a list of ethics items, but outlines contribution to society, enrichment of the work environment through fostering employee initiative and creativity, and goals for corporate and employee conduct.

In June 2003, a permanent Compliance Committee, of which the majority of the members consist of outside members, was formed and serves as the advisory body to the board of directors. A system for internal notification was formed, and a compliance manual to educate executives and employees was created. These activities were also spread to group companies.

In October 2001, Kobe Steel created the Risk Management Framework to determine risks to the Company, formulate preventive maintenance, create a monitoring system, and clarify responsibilities. Through the Framework, the business segments would be able to avoid anticipated risks and minimize damage should risks arise.

Through these measures, Kobe Steel is promoting corporate governance and the establishment of a thorough compliance system.

Consolidated Balance Sheets

(in millions of yen)

Assets	FY2004 First Half	FY2003 First Half	FY2003 Full Year
Current Assets			
Cash and cash equivalents	66,333	89,025	69,234
Notes and accounts receivable	266,711	253,386	277,887
Inventories	251,153	231,725	233,689
Other	85,465	74,737	91,315
Allowance for doubtful accounts	(1,498)	(1,526)	(1,707)
Total current assets	668,164	647,348	670,419
Tangible fixed Assets			
Buildings and structures	300,285	293,829	290,783
Machinery and equipment	431,781	383,406	377,587
Land	216,790	226,125	223,975
Other	31,491	56,942	108,820
Total tangible fixed assets	980,350	960,303	1,001,166
Intangible fixed assets	13,853	16,941	13,614
Investments and other assets			
Investments in securities	115,668	109,675	118,872
Other	116,950	153,425	121,779
Allowance for doubtful accounts	(9,866)	(9,339)	(9,513)
	222,752	253,761	231,138
Total assets	1,885,120	1,878,355	1,916,338

Liabilities, Minority Interests, and Stockholders' Equity	FY2004 First Half	FY2003 First Half	FY2003 Full Year
Current liabilities			
Notes and accounts payable	335,260	289,532	316,612
Short-term borrowings	210,768	268,836	251,544
Bonds and notes due within one year	25,930	78,876	20,840
Commercial paper	10,000	--	--
Other	190,506	133,859	177,275
Total current liabilities	772,466	771,104	766,273
Long-term liabilities			
Bonds and notes	289,500	262,479	304,489
Long-term borrowings	326,137	333,289	351,604
Employees' severance and retirement benefits	48,059	54,951	46,189
Other	73,555	113,579	84,044
Total long-term liabilities	737,253	764,299	786,327
Total current and long-term liabilities	1,509,720	1,535,404	1,552,601
Minority interests	34,866	29,434	33,610
Stockholders' equity			
Common stock	218,163	218,163	218,163
Capital surplus	67,975	67,975	67,975
Retained earnings	45,996	20,820	31,633
Land revaluation	966	3,253	1,904
Net unrealized holding gains (losses) on securities	18,091	12,066	20,994
Foreign currency translation adjustments	(9,246)	(7,745)	(9,554)
Treasury stock, at cost	(1,412)	(1,017)	(989)
Total stockholders' equity	340,533	313,516	330,126
Total liabilities	1,885,120	1,878,355	1,916,338

Consolidated Statements of Income

(in millions of yen)

	FY2004 First Half	FY2003 First Half	FY2003 Full Year
Net sales	684,743	587,046	1,219,179
Cost of sales	(549,563)	(483,058)	(993,393)
Gross profit	135,179	103,988	225,786
Selling, general and administrative expenses	(67,782)	(61,960)	(125,087)
Operating income	67,397	42,027	100,699
Non-operating income			
Interest and dividend income	1,555	1,185	2,219
Other income	17,666	15,157	29,975
	19,221	16,342	32,195
Non-operating expense			
Interest expense	(12,315)	(13,333)	(25,896)
Other expenses	(29,186)	(27,516)	(56,208)
	(41,501)	(40,849)	(82,105)
Ordinary income	45,117	17,520	50,789
Extraordinary income			
Amortization of prior service credits of pension plans	3,487	3,487	6,975
Gain on sale of securities	2,676	5,520	9,307
Gain on securities contributed to employees' retirement trust	--	--	3,933
	6,163	9,007	20,215
Extraordinary losses			
Loss on impairment of fixed assets	(9,075)	--	--
Effect of applying new accounting standard for retirement benefits	(6,367)	(6,367)	(12,764)
Loss on sale of fixed assets	(930)	(1,533)	(1,533)
Loss on business restructuring	--	(1,450)	(19,730)
Loss on write-down of securities and investments	--	--	(1,241)
	(16,373)	(9,351)	(35,270)
Income before income taxes	34,907	17,176	35,734
Income taxes			
Current	(6,665)	(2,953)	(7,635)
Deferred	(11,965)	(4,158)	(4,146)
Minority interests in income of subsidiaries	(586)	(1,067)	(1,885)
Net income	15,690	8,997	22,066

Consolidated Statements of Cash Flows
(in millions of yen)

	FY2004 First Half	FY2003 First Half	FY2003 Full Year
Cash flows from operating activities			
Income before income taxes	34,907	17,176	35,734
Depreciation	40,582	39,228	79,244
Interest and dividend income	(1,555)	(1,185)	(2,219)
Interest expense	12,315	13,333	25,896
Gain on sale of securities	(2,676)	(5,520)	(9,307)
Loss on write-down of securities and investments	--	--	1,241
Equity in income of unconsolidated subsidiaries and affiliates	(4,181)	(3,479)	(6,021)
Loss on impairment of fixed assets	9,075	--	--
Effect of applying new accounting standard for retirement benefits	6,367	6,367	12,764
Amortization of prior service credits of pension plans	(3,487)	(3,487)	(6,975)
Gain on securities contributed to employees' retirement trust	--	--	(3,933)
Loss (gain) on sale of plant and equipment	930	1,533	549
Loss on disposal of plant and equipment	1,541	1,102	2,663
Decrease (increase) in trade receivables from customers	22,490	19,090	(14,184)
Decrease (increase) in inventories	(15,996)	(12,075)	(8,696)
Increase (decrease) in trade payables to customers	16,703	(12,749)	11,193
Other	(2,029)	(10,243)	15,525
Subtotal	114,988	49,092	133,476
Cash received for interest and dividends	2,313	2,151	3,183
Cash paid for interest	(12,812)	(13,189)	(25,689)
Cash paid for income taxes	(4,013)	(4,316)	(6,929)
Net cash provided by operating activities	100,475	33,737	104,041
Cash flows from investing activities			
Purchase of plant, equipment and other assets	(23,374)	(23,172)	(102,953)
Proceeds from sale of plant, equipment and other assets	2,225	6,688	8,044
Purchase of investments in securities	(1,969)	(5,014)	(5,313)
Proceeds from sale of investments in securities	3,567	9,009	15,564
Decrease (increase) in short-term loans receivable	16	(502)	(1,660)
Long-term loans receivable	(193)	(568)	(1,416)
Proceeds from collection of long-term loans	660	805	506
Net proceeds from sale of a former consolidated subsidiary	--	2,226	4,153
Other	(132)	707	(3,306)
Net cash provided by (used in) investing activities	(19,199)	(9,819)	(86,381)
Cash flows from financing activities			
Increase (decrease) in short-term borrowings	(39,694)	(272)	(11,096)
Increase (decrease) from commercial paper	10,000	--	--
Proceeds from issuance of long-term debt	16,970	15,938	126,684
Repayment of long-term debt	(52,587)	(79,216)	(175,136)
Proceeds from issuance of bonds	10,000	53,807	95,516
Repayment of bonds	(19,720)	(3,885)	(60,525)
Payment of dividends	(4,405)	--	--
Other	(5,754)	(5,422)	(11,196)
Net cash used in financing activities	(85,191)	(19,051)	(35,753)
Effect of exchange rate changes on cash and cash equivalents	56	994	(230)
Increase (decrease) in cash and cash equivalents	(3,858)	5,860	(18,323)
Cash and cash equivalents at beginning of year	68,503	81,809	81,809
Cash and cash equivalents of newly consolidated subsidiaries	911	695	634
Cash and cash equivalents from mergers	--	--	4,382
Cash and cash equivalents at end of year	65,555	88,365	68,503

Segment Information

1. By business segment (in millions of yen)

Sales to outside customers:	FY2004 First half	FY2003 First half	FY2003 Full year
Iron & Steel	285,815	245,313	506,577
Wholesale Electricity Supply	27,462	14,507	30,182
Aluminum & Copper	145,508	122,450	242,531
Machinery	86,522	79,154	186,162
Construction Machinery	106,270	92,689	181,580
Real Estate	14,936	18,497	39,036
Electronic Materials & Other Businesses	18,228	14,433	33,109
Consolidated net sales	684,743	587,046	1,219,179
Inter-segment sales:			
Iron & Steel	8,211	8,795	27,904
Wholesale Electricity Supply	--	--	--
Aluminum & Copper	436	380	783
Machinery	5,397	4,340	10,103
Construction Machinery	315	570	2,406
Real Estate	1,983	2,108	4,117
Electronic Materials & Other Businesses	7,060	6,294	12,127
	23,406	22,490	57,443
Total sales			
Iron & Steel	294,027	254,108	534,481
Wholesale electricity supply	27,462	14,507	30,182
Aluminum & Copper	145,944	122,831	243,315
Machinery	91,920	83,495	196,266
Construction Machinery	106,585	93,260	183,987
Real Estate	16,920	20,606	43,153
Electronic Materials & Other Businesses	25,289	20,728	45,237
Eliminations	(23,406)	(22,490)	(57,443)
	684,743	587,046	1,219,179
Operating costs & expenses:			
Iron & Steel	259,096	231,479	481,592
Wholesale Electricity Supply	17,815	9,962	21,600
Aluminum & Copper	137,466	115,652	228,386
Machinery	91,708	85,938	194,841
Construction Machinery	102,163	89,784	175,920
Real Estate	15,253	17,967	39,390
Electronic Materials & Other Businesses	18,813	18,025	37,136
Eliminations	(24,970)	(23,790)	(60,388)
Consolidated operating costs & expenses	617,345	545,018	1,118,480
Operating income:			
Iron & Steel	34,930	22,629	52,889
Wholesale Electricity Supply	9,646	4,544	8,581
Aluminum & Copper	8,478	7,179	14,928
Machinery	212	(2,443)	1,424
Construction Machinery	4,422	3,476	8,067
Real Estate	1,667	2,638	3,762
Electronic Materials & Other Businesses	6,475	2,702	8,100
Eliminations	1,564	1,300	2,944
Consolidated operating income	67,397	42,027	100,699

1. The business segments are based on grouping similar products following Kobe Steel's management organization.
2. In April 2004, the No. 2 Power Plant in the wholesale electricity supply business began commercial operation, enabling the supply of electricity from two power plants. In the previous fiscal year, the wholesale electricity supply business was included in the Iron & Steel segment, but from this reporting period it has become a separate segment. Figures for the first half of FY2003 and full-year FY2003 have been recalculated to reflect this change.

2. Overseas Sales (in millions of yen)

First-half FY2004, ended Sep. 30, 2004

	Asia	Other Areas	Total
Overseas sales	120,729	62,648	183,377
Total consolidated sales			684,743
% of sales	17.6%	9.2%	26.8%

First half FY2003, ended Sep. 30, 2003

	Asia	Other Areas	Total
Overseas sales	74,666	55,484	130,151
Total consolidated sales			587,046
% of sales	12.7%	9.5%	22.2%

FY2003 full year, ended Mar. 31, 2004

	Asia	Other Areas	Total
Overseas sales	179,059	96,887	275,947
Total consolidated sales			1,219,179
% of sales	14.7%	7.9%	22.6%

1. Countries and regions have been grouped according to geographical proximity.
2. Asia includes China, Taiwan, South Korea, Thailand, and Malaysia.
   Other areas include the United States, Canada, Australia and Italy.
3. Overseas sales consist of sales derived from overseas from Kobe Steel and its consolidated subsidiaries.

Investor Information

Investor Relations Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 JAPAN
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973
Email www-admin@kobelco.co.jp
Website: www.kobelco.co.jp

Media Contact:

Gary Tsuchida, Publicity Group
Kobe Steel, Ltd.
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971